Trusted Partners








MOHIT KUMAR · 2nd

Co-Founder & CEO at BusinessOnBot | Hiring for frontend &
backend developer roles

Bangalore Urban, Karnataka, India · **Contact info**

500+ connections

1 mutual connection: Andres Kupervaser Gould

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BusinessOnBot

Y Combinator

Featured



These IIT Madras alumni have come up with a WhatsApp SuperBot to replace all your apps
YourStory.com

AI startup BOB uses WhatsApp to cater to essential services like bill payments, phone recharge, medicine ordering, booking a cab, ordering groceries, and even railway enquiries

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1,126 followers

 **Thanks a lot, Mohit**
MOHIT replied to a comment

 **As a developer, do you find yourself coding in an organization, with no...**
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29 Reactions · 7 Comments

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Experience



Co-Founder & CEO
BusinessOnBot · Full-time
Feb 2020 – Present · 1 yr 5 mos
Bangalore Urban, Karnataka, India

BusinessOnBot (YC W21) helps D2C brands and SMBs in India acquire customers and sell on WhatsApp. We do this by offering attribution based marketing and chat solutions for managing storefront & orders with vernacular support.



Product Manager
Kotak Mahindra Bank · Full-time
Jun 2017 – Feb 2020 · 2 yrs 9 mos
Bengaluru Area, India

Responsible for initiatives in WhatsApp business messaging, WhatsApp banking and making

Responsible for initiatives in WhatsApp business messaging, WhatsApp banking and making AI enabled conversational flows and chatbots in the bank

 **In the Future of Chatbots (Business...**

 **Chatbots: Technology and Jargons (Busines...**



Student Innovator
Microsoft
Feb 2017 – May 2017 · 4 mos
Hyderabad Area, India

AI initiative : Used deep learning algorithms to detect liver tumor in CT scan images for doctors.



Core Member, Shaastra Web-Mobile Operations
Shaastra, IIT Madras
Apr 2016 – May 2017 · 1 yr 2 mos
Chennai

Website link : http://shaastra.org/

Lead a 30 member team to conceptualize, design and develop the website, mobile

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Simulation Engineering (S & PS)
Airbus Group
Jun 2016 – Aug 2016 · 3 mos
Bengaluru Area, India

Cockpit training VR (Virtual Reality) module, simulation and physical systems

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Education



Y Combinator
2021



Indian Institute of Technology, Madras
Bachelor's degree
2013 – 2017

Vibrant Academy
2011 – 2013

Kota, Rajasthan

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